Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to acquire high-grade deposit near Kupol mine

Cash and share transaction valued at $368 million

TORONTO, Ontario - January 20, 2010 - Kinross Gold Corporation ("Kinross") (TSX: K, NYSE: KGC) announced today that it has agreed in principle to acquire the high-grade Dvoinoye deposit and the Vodorazdelnaya property, both located approximately 90 km north of Kinross’ Kupol operation in the Chukotka region of the Russian Far East.  Kinross plans to process ore from Dvoinoye at the existing Kupol mill, pursuant to an ore purchase agreement with Kinross’ 75% owned Chukotka Mining and Geological Company, the owner of the Kupol mine.

The transaction entails the indirect acquisition of 100% of the participatory interests in Northern Gold LLC and Regionruda LLC, the owners of the Dvoinoye and Vodorazdelnaya exploration and mining licenses. The total purchase price is US$368 million, comprising US$165 million in cash and approximately 10.56 million newly issued Kinross shares (with a market value of US$203 million, as of market close on January 19, 2010). The shares to be issued by Kinross will be subject to a minimum hold period of four months after closing. The selling entities, who are related to Millhouse LLC, have expressed their intention to remain shareholders of Kinross for the foreseeable future.

The Dvoinoye deposit currently hosts an open pit mine which the owner has operated six months per year, with throughput of approximately 250 tonnes per day. Kinross plans to develop the Dvoinoye operation as a larger underground mine, and to transport the ore to the Kupol mill for processing. The Company plans to complete the additional work necessary to report a Canadian National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate for the Dvoinoye deposit during 2010.  Upon closing of the transaction, the Company intends to commence permitting and feasibility work, including engineering and baseline studies.

The Vodorazdelnaya property encompasses approximately 922 square kilometres and includes an exploration and mining licence. Historic work on the property has identified targets for further exploration.

The transaction will allow Kinross to leverage its existing Kupol facilities, eliminating the need for construction of an additional processing plant, and allow for blending of Kupol ore with higher-grade Dvoinoye ore.

“This acquisition is a valuable addition to a world-class asset, which will allow us to bring additional high-grade resources to existing facilities,” said Kinross President and CEO Tye W. Burt. “It also gives us additional opportunities for exploration in a highly prospective and mining-friendly district where we have operated for a number of years.”

“Kinross has demonstrated its strong commitment to responsible mining in Russia at Kupol and we look forward to building on this foundation at Dvoinoye,” he added.

Northern Gold has advised that it completed a 30,000-metre infill drilling campaign in 2009 and has submitted an updated C1 and C2 reserve estimate to the applicable Russian authorities for approval. Kinross currently expects Northern Gold’s current estimate to define a potential mineral deposit of approximately 3.5-3.9 million tonnes at an average grade of 17-19 g/t Au. This expectation is based on Northern Gold’s drill results, recently submitted reserve estimates, and other information reviewed by Kinross.  While Northern Gold has reported reserves for Dvoinoye to applicable Russian authorities under the Russian reserve and resource classification system, estimates have not yet been prepared in accordance with NI 43-101.1

1 Accordingly, under NI 43-101, the potential tonnage and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the targeted deposit being delineated as a mineral resource.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

 “We are pleased that an operator with an excellent track record in the region is making further investment in the gold industry in Chukotka.  We fully support Kinross’ operations in Chukotka and the Russian Federation,” said Roman Kopin, Governor of the Chukotka region.

The transaction is subject to certain conditions, including satisfactory completion of due diligence by Kinross within sixty days, and various third-party, regulatory, and governmental approvals in Russia, as well as TSX approval and the approval and execution of various agreements. A condition for the closing of the transaction is the successful registration of gold reserves over 50 tonnes (approximately 1,608,000 ounces) and approval of foreign ownership of Dvoinoye as a strategic deposit by the Russian Government, as required under Russian Federation Law No. 57 on the Procedure for Foreign Investment in Companies with Strategic Significance for National Security and Defence, and the Subsoil Law.

The transaction is expected to close by the third quarter of 2010, once all closing conditions have been satisfied or waived. The parties have agreed that if transaction completion does not occur within 12 months following execution of the definitive agreements, that such agreements automatically terminate, unless extended by mutual agreement.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing, amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words “plans”, “expects”, “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “look forward” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward looking statements. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as assumptions: (1) that Kinross will complete the transactions described in this news release in accordance with the terms and conditions of the applicable agreements, including but not limited to completion of satisfactory due diligence and receipt of various third party, regulatory, and governmental approvals; (2) regarding the nature of the participatory interests Kinross will hold in the deposits; (3) the accuracy and completeness of Northern Gold’s Russian reserve estimates; (4) completion the additional work necessary to report a NI 43-101 compliant mineral resource estimate for the Dvoinoye deposit consistent with Kinross’ expectations; (5) the successful registration of gold reserves over 50 tonnes and approval of foreign ownership of Dvoinoye as a strategic deposit by the Russian Government; and (6) that there will be no significant political developments, whether generally or in respect of the mining industry specifically, in the Russian Federation not consistent with Kinross’ current expectations.  Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S, including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

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